

UF 9-1-05

S
COMMISSION
..0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6305 Humphreys Blvd., Suite 210
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)



MAIL
RECEIVED
PROCESSING
AUG 2 9 2005
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

6584 Poplar Ave., Suite 200 (Address) Memphis (City) TN (State) 38138 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 2 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JT
ICH 9/1/05

OATH OR AFFIRMATION

I, Gary K. Wunderlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KENNA M. CAGLE
STATE
OF
TENNESSEE
NOTARY
PUBLIC
COUNTY OF SHELBY

MY COMMISSION EXPIRES MARCH 25, 2008

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


WATKINS
UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2005 and 2004, and the related statements of changes in financial condition, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
August 5, 2005

Watkins Uiberall, PLLC

6584 Poplar Avenue, Ste. 200 ◦ Memphis, Tennessee 38138-3686

901-761-2720 ◦ Fax: 901-683-1120 ◦ www.wucpas.com

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

Assets

	2005	2004
Cash and cash equivalents	$ 860,961	$ 901,020
Cash segregated under federal and other regulations	100,000	100,000
Securities owned, at estimated fair value	449,972	265,807
Receivable from clearing organization	960,734	903,086
Receivable from other brokers or dealers	152,657	5,400
Prepaid expenses	155,427	121,022
Deferred expenses	213,305	431,388
Receivable from affiliates	45,176	288,951
Property and equipment, net of accumulated depreciation	461,907	471,690
Other assets	508,032	247,232
Deferred taxes	384,892	192,201
	$ 4,293,063	$ 3,927,797

Liabilities and Stockholders' Equity

	2005	2004
Liabilities:		
Accounts payable and accrued expenses	$ 358,064	$ 475,213
Accrued commissions and bonuses	796,897	592,932
Securities sold, not yet purchased, at market value	235,367	32,686
	1,390,328	1,100,831
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000	300,000
Common stock, $1 par value; 100,000 shares authorized, 62,862 shares issued and outstanding at June 30, 2005 and 60,195 shares issued and outstanding at June 30, 2004	62,862	60,195
Additional paid-in capital	3,468,977	3,071,644
Accumulated deficit	(929,104)	(604,873)
	2,902,735	2,826,966
	$ 4,293,063	$ 3,927,797

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

For the Years Ended June 30, 2005 and 2004

	2005	2004
Revenues:		
Commissions and trading gains	$ 14,958,487	$ 13,582,224
Interest and dividend income	381,958	179,528
Total revenues	15,340,445	13,761,752
Expenses:		
Employee compensation and benefits	10,947,885	9,165,285
Communications	931,338	764,483
Occupancy and equipment	1,266,117	1,100,879
Insurance	57,761	79,071
Professional fees	666,682	368,463
Brokerage and clearing costs	978,572	905,728
Other selling, general, and administrative expenses	1,009,012	1,115,746
Total expenses	15,857,367	13,499,655
Income (loss) before taxes	(516,922)	262,097
Deferred tax benefit	192,691	192,201
Net income (loss)	$ (324,231)	$ 454,298

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2005 and 2004

	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance at July 1, 2003	7,500	$ 300,000	60,195	$ 60,195	$ 3,071,644	$ (1,059,171)	$ 2,372,668
Net income	-	-	-	-	-	454,298	454,298
Balance at June 30, 2004	7,500	300,000	60,195	60,195	3,071,644	(604,873)	2,826,966
Sale of stock	-	-	2,667	2,667	397,333	-	400,000
Net loss	-	-	-	-	-	(324,231)	(324,231)
Balance at June 30, 2005	7,500	$ 300,000	62,862	$ 62,862	$ 3,468,977	$ (929,104)	$ 2,902,735

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2005 and 2004

Subordinated borrowings at June 30, 2003	$ 900,000
Issuance of subordinated notes	700,000
Payment of subordinated notes	(1,600,000)
Subordinated borrowings at June 30, 2004	-
Issuance of subordinated notes	-
Payment of subordinated notes	-
Subordinated borrowings at June 30, 2005	$ -

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2005 and 2004

	2005	2004
Cash Flows From (Used For) Operating Activities:		
Net income (loss)	$ (324,231)	$ 454,298
Adjustments to Reconcile Net Income to Net Cash Provided by (Used For) Operating Activities:		
Depreciation	232,586	204,956
Changes Operating Assets and Liabilities:		
Receivable from clearing organization	(57,648)	(159,834)
Receivables from other brokers or dealers	(147,257)	67,890
Prepaid expenses	(34,405)	11,856
Deferred expenses	218,083	171,924
Receivable from affiliate	243,775	79,783
Securities owned	(184,165)	(185,819)
Other assets	(260,800)	(82,412)
Deferred taxes	(192,691)	(192,201)
Accrued commissions and bonuses	203,965	189,233
Accounts payable and accrued expenses	(117,149)	64,108
Securities sold not yet purchased	202,681	32,637
Total adjustments	106,975	202,121
Net cash from (used for) operating activities	(217,256)	656,419
Cash Flows Used For Investing Activities:		
Purchase of property and equipment	(222,803)	(93,851)
Cash Flows From (Used For) Financing Activities:		
Principal payments on notes payable	-	(279,353)
Proceeds from issuance of subordinated debt	-	700,000
Principal payments on subordinated debt	-	(1,600,000)
Sale of common stock	400,000	-
Net cash from (used for) financing activities	400,000	(1,179,353)

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended June 30, 2005 and 2004

	2005	2004
Net decrease in cash and cash equivalents	(40,059)	(616,785)
Cash and cash equivalents beginning of year	901,020	1,517,805
Cash and cash equivalents end of year	$ 860,961	$ 901,020
Supplemental disclosures:		
Cash paid during the year for interest	$ 7,770	$ 19,403
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee, Houston, Texas, St. Louis, Missouri, Chicago, Illinois, and New York, New York. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005 the Company had net capital of $901,017, which was $651,017 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.47 to 1. At June 30, 2004 the Company had net capital of $1,132,502, which was $882,502 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.19 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange and Daiwa Securities (Daiwa), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and Daiwa as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company on a bi-monthly basis in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transaction in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing and Daiwa. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in cash and cash equivalents are two special deposit accounts that First Clearing and Daiwa require the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent for First Clearing and $250,000 in cash or equivalent for Daiwa. These deposits are maintained in separate interest bearing accounts, which are pledged against margin indebtedness. At June 30, 2005 and 2004, the balances in the special deposit account for First Clearing amounted to $101,884 and $100,484, respectively. At June 30, 2005 and 2004, the balances in the special deposit account for Daiwa amounted to $251,043 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from two to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carryforwards for financial reporting and tax reporting purposes.

Preferred Stock

The Company did not pay nor declare any dividends for the years ended June 30, 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2005 and 2004 was $199,322 and $63,192, respectively.

NOTE 2 – SECURITIES OWNED

Securities owned are carried at estimated fair value and consists of the following as of June 30:

	2005	2004
Governmental obligations	$ 248,800	$ 199,587
Corporate stock	176,095	9,956
Corporate bonds	25,077	56,264
	$ 449,972	$ 265,807

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consists of the following at June 30, 2005 and 2004:

	2005	2004
Office furniture and equipment	$ 1,197,577	$ 1,015,772
Leasehold improvements	249,571	233,071
	1,447,148	1,248,843
Less accumulated depreciation	(985,241)	(777,153)
	$ 461,907	$ 471,690

Depreciation expense for the years ended June 30, 2005 and 2004 was $232,586 and $204,956, respectively.

NOTE 4 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full-time employees. The plan was restructured effective January 1, 2005. Under the plan in effect for the year ended June 30, 2004 and for the six months ended December 31, 2004, employees made non-elective contributions to this plan equal to 3% of their compensation. Employees were also allowed to voluntarily defer an additional portion of their compensation. The Company was allowed to make discretionary contributions to this plan, however, during the year ended June 30, 2004 and the six months ended December 31, 2004, no such contributions were made.

Effective January 1, 2005, the Company restructured its 401(k) profit sharing plan. The 401(k) plan is for all full-time employees, and provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee deferrals. The Company's match for the six months ended June 30, 2005 was $50,173. In addition to this match the Company may make discretionary profit sharing contributions to this plan. However, for the six months ended June 30, 2005, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 5 – DEFERRED EXPENSE

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2005 and 2004 was $261,940 and $248,178, respectively and is included in employee compensation and benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has receivables from related companies as of June 30, 2005 and 2004 as follows:

	2005	2004
Wunderlich Investment Company, Inc.	$ 35,927	$ 138,177
Wunderlich Capital Markets, Inc.	9,249	150,774
	$ 45,176	$ 288,951

During 2004, the Company recognized management fee income totaling approximately $4,000 from WCM and paid Wunderlich Investment Company, Inc. $480,000 in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses. No management fees were charged in 2005.

In the year ended June 30, 2005 the Company sold 2,667 shares of common stock to Wunderlich Investment Company, Inc. for $400,000.

NOTE 7 – INCOME TAXES

The provision for income taxes consisted of the following for the years ended June 30, 2005 and 2004:

	2005	2004
Federal	$ 142,637	$ 139,203
State	50,054	52,998
Total deferred tax benefit	$ 192,691	$ 192,201

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2005 and 2004 are as follows:

Deferred tax assets related to:	2005	2004
Net operating loss carryforwards		
Federal	$ 260,669	$ 131,903
State	94,244	48,245
Property and equipment, net		
Federal	21,171	7,300
State	8,808	4,753
	$ 384,892	$ 192,201
Deferred tax assets		
Federal	$ 281,840	$ 139,203
State	103,052	52,998
	$ 384,892	$ 192,201

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets. Accordingly, at June 30, 2004, the Company eliminated the valuation allowance on its net deferred tax assets. At June 30, 2005, the Company does not consider a valuation allowance necessary.

As of June 30, 2005, the Company had net operating loss carryforwards for state and federal tax purposes. The federal net operating loss amounted to $869,725 and expires between June 30, 2020 and June 30, 2025. The state net operating loss amounted to $1,449,901 and expires between June 30, 2015 and June 30, 2025.

NOTE 8 – OPERATING LEASES

At June 30, 2005, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2006	$ 956,698
2007	797,718
2008	629,553
2009	518,129
2010	336,628
Thereafter	1,078,566
	$ 4,317,292

Rent expense for the years ending June 30, 2005 and 2004 was approximately $946,393 and $846,077, respectively.

As part of a building lease, the Company obtained a letter of credit from a bank in the amount of $280,000. The required amount is reduced by $50,000 per year until the remaining balance equals $80,000. At June 30, 2005 and 2004, the remaining balance was $80,000 and $130,000, respectively.

NOTE 9 – STOCK-BASED COMPENSATION

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder, Wunderlich Investment Company, Inc.

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2006 and 2011. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted Average Price	Number
Options:		
Outstanding, beginning of year	$ 20.15	58,321
Expired	20.00	(3,750)
Granted	15.00	30,660
Outstanding, end of year	$ 18.31	85,231

The following table summarizes information about stock options at June 30, 2005:

Exercise Price		Options Outstanding	Weighted Average Contractual Life
$	15.00	4,414	1.00 years
	26.97	10,000	2.25 years
	24.51	4,877	2.25 years
	26.97	1,445	2.25 years
	25.00	3,000	2.50 years
	27.00	605	3.00 years
	29.70	470	3.00 years
	20.00	10,830	4.00 years
	15.00	18,930	5.00 years
	15.00	30,660	6.00 years
		85,231	4.39 years

NOTE 10 – COMMITMENTS AND CONTINGENCIES

There are various claims, lawsuits, and pending actions against the Company, as well as pending regulatory reviews of the Company incident to the operations of its business. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such claims, lawsuits, pending actions, and regulatory reviews will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2005 and 2004

	2005	2004
Total capital per financial statements	$ 2,902,735	$ 2,826,966
Add:		
Other (deductions) or allowable credits	-	106,000
Deductions:		
Total nonallowable assets	(1,945,715)	(1,784,734)
Net capital before haircuts on securities positions	957,020	1,148,232
Haircuts on securities positions:		
Exempted securities	(24,562)	-
Debt securities	(4,525)	(14,489)
Other securities	(26,916)	(893)
Certificate of deposit	-	(348)
Net capital	$ 901,017	$ 1,132,502

Computation of Basic Net Capital Requirement

	2005	2004
Aggregate indebtedness	$ 1,322,960	$ 1,348,142
Net capital requirement	$ 250,000	$ 250,000
Excess net capital	$ 651,017	$ 882,502
Aggregate indebtedness to net capital	147%	119%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by Wunderlich Securities, Inc. and included in the Company's unaudited Part II FOCUS Report as of June 30, 2005, filed by the Company on July 13, 2005, and amended on August 26, 2005.



Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audits of the financial statements of Wunderlich Securities, Inc. (the Company), for the years ended June 30, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

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practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
August 5, 2005